EXHIBIT 3.02

ARTICLES SUPPLEMENTARY

(Under Section 2-208 of the Maryland General Corporation Law)

United Dominion Realty Trust, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “SDAT”) that:

     FIRST: Under the authority contained in the charter of the Corporation (the “Charter”), the Board of Directors of the Corporation has reclassified 8,000,000 authorized and previously issued (but reacquired by the Corporation through conversion thereof) shares of Series D Cumulative Convertible Redeemable Preferred Stock, without par value, of the Corporation (the “Series D Preferred”) into the same number of unissued shares of undesignated Preferred Stock, without par value, of the Corporation (“Undesignated Preferred Stock”), subject to further classification or reclassification and issuance by the Board of Directors.

     SECOND: Under the authority contained in the Charter, the Board of Directors of the Corporation has reclassified 621,405 authorized and previously issued (but reacquired by the Corporation through conversion thereof) shares of Series E Cumulative Convertible Preferred Stock, without par value, of the Corporation (the “Series E Preferred”) into the same number of unissued shares of Undesignated Preferred Stock, subject to further classification or reclassification and issuance by the Board of Directors.

     THIRD: The reclassification (i) increases the number of shares classified as Undesignated Preferred Stock from 6,574,783 shares immediately prior to the reclassification to 15,196,188 shares immediately after the reclassification; (ii) decreases the number of shares classified as Series D Preferred from 8,000,000 shares immediately prior to the reclassification to no shares immediately after the reclassification, and (iii) decreases the number of shares classified as Series E Preferred from 3,425,217 shares immediately prior to the reclassification to 2,803,812 shares immediately after the reclassification.

     FOURTH: The terms of the Undesignated Preferred Stock (including preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption) are set forth in the Charter and are not changed by these Articles Supplementary.

     FIFTH: The Series D Preferred and Series E Preferred have been reclassified into Undesignated Preferred Stock by the Board of Directors of the Corporation under the authority contained in the Charter.

     SIXTH: These Articles Supplementary have been approved by the Board of Directors of the Corporation in the manner and by the vote required by law.

     SEVENTH: These Articles Supplementary shall become effective upon acceptance for record by the SDAT.

     IN WITNESS WHEREOF, these Articles Supplementary are hereby signed for and on behalf of the Corporation by its Executive Vice President and Chief Financial Officer, who hereby acknowledges that said Articles Supplementary is the act of said Corporation and hereby states under the penalties of perjury that the matters and facts set forth therein with respect to the authorization and approval thereof are true in all material respects to the best of his knowledge, information, and belief, and said Articles Supplementary are hereby witnessed by the Secretary of the Corporation.

     Executed on this 21st day of March, 2005.

United Dominion Realty Trust, Inc.
By:	/s/ Christopher D. Genry
Christopher D. Genry
Executive Vice President and Chief Financial Officer

Witness: March 21, 2005

/s/ Mary Ellen Norwood
Mary Ellen Norwood
Secretary

Please return to:
Morrison & Foerster LLP
370 17th Street
Suite 5200
Denver, Colorado 80202
Attn: Warren L. Troupe, Esq.